

🟦 **PITCH VIDEO** 　◻ **INVESTOR PANEL**

INVEST IN 📈 HELLOWOOFY.COM, SMART MARKETING 😍

✅ Smart Marketing for Underdogs. Grew 21,900%, Sales ~$450,000 + 2 Patents! 👍

LEAD INVESTOR

Glenn Argenbright

Over the last four years, Quake Capital has made 250+ early stage investments. Through that effort, we've worked closely with hundreds of founders, witnessing first hand those traits necessary for success. Words like "passion, grit, drive, and determination" are not simply buzzwords in the startup space. They are a core requirement. Building and scaling a startup is a monumental challenge, and it takes a special type of leader to make it work. We've had the unique opportunity to watch HelloWoofy.com from early in its journey and it's clear that Arjun and his team have what it takes to see this project through. Arjun is one of the most determined and passionate founders you could ever hope to meet. He leaves no stone unturned and he has a deep understanding of his market, and his customers. In fact, it's obvious that he really loves his customers, and it's reflected in the numbers, with high rates of loyalty, adoption and engagement, and very low rates of churn. It's also worth noting that the company appears to be at an obvious inflection point, with key metrics such as those mentioned above (user adoption, customer engagement, churn, revenue growth) all trending in the right direction and with growth metrics accelerating over the last 12 months. For Quake, this is a key indicator and one we apply to almost all of our investments, as it reduces overall risks, lowers the time to exit, and is a trait which we consistently find in winning startups. I've been very impressed with HelloWoofy's progress over the last few quarters, and we expect to see this continue in 2022. Speaking of 2022, we expect to see a significant increase in the number of startups and small businesses launched over the next 12 months. This is a common trend following any inflationary period and one we expect to be amplified

This is a common trend following any inflationary period and one we expect to be amplified next year, given the number of people now working from home, coupled with a strong desire within the workforce to have more visibility and control over one's own employment. HelloWoofy.com provides many of the marketing tools necessary for a small business to compete and win against larger, entrenched competition. Our view is that these tools will become even more valuable over the next two years, as the target market grows and as new businesses seek out the tools needed to rise above the noise. HelloWoofy.com will benefit from this unique combination of market opportunity, business timing, and customer need, which should only help to accelerate their growth.

Invested $25,000 this round & $100,000 previously

hellowoofy.com   New York NY

Software	Technology	Saas
Design	Artificial Intelligence	

Highlights

(1) ~$50,000/month in Sales + Company grew over 21,900% from launch in under a year. 📈

(2) Digital marketing platform driven by AI/data science; Patent Issued Tech 🔬

3. Team and founder are scrappy and extremely frugal with resources to maximize returns. 🎉

Small businesses globally today more than ever must have an affordable digital marketing strategy

3. Team and founder are scrappy and extremely frugal with resources to maximize returns. 🎉

4. Small businesses globally today more than ever must have an affordable digital marketing strategy which HelloWoofy.com uniquely provides at cup of coffee level pricing. ☕

5. Thousands of SMBs using HelloWoofy to automate digital marketing (social media, blog and more) ✅

6. 50M API calls made using proprietary API, EmojiData.ai recommending best text, emojis and more 📊

7. 10+ hours a week a typical marketeer can save; 📈 Improve the bottom line

8. Unique co-creating partnership with Hootsuite (20M social media professionals worldwide).🌎

Our Founder



Arjun Rai Founder + CEO

• Generated ~$450,000 in sales in ~2 Years • Increased monthly API to over 50M in 2 Years • Expanded customer base 21,900% • Raised over $1,300,000 in pre-seed VC funding through a robust network of investors and self financing

> 👉 As a small business owner myself, I personally understand the desperate need for smart marketing to win online...a solution that uses science, is simple and opens up my ability to scale easily...every SMB owner in 2021 and beyond needs such a solution to survive digitally. ✅

Rapid 21,900% Growth in Under One Year Helping Thousands of Small Businesses Worldwide 🌎



helloWoofy™
Smart Marketing for Underdogs

You know what it's like **running a small businesses with limited to no resources** on shoe string budgets, right? Now, in 2021 your means to run your business offline are nearly impossible...so **what does an "underdog" small business do?** They join **HelloWoofy.com, a smart marketing platform** designed for just such a customer...an underdog and best of all, it costs the price of a lovely cup of coffee.

Helping SMBs who deserve smart marketing for the price of a cup of coffee

helloWoofy
you
my
Hello
to
505
22

Giving hope to small business marketing

Welcome to HelloWoofy.com, our humble **startup from New York City grew a staggering 21,900% in under one year now doing $50,000/month in** sales helping some of the most impacted small businesses around the world. **Career coaches, health coaches, coffee shops, nail salons, course creators, direct sellers, car mechanics, travel agents and more**...think the entrepreneurs that generate ~70% of the jobs in our economy **needed an affordable tool that was smart** (cutting edge enterprise data science and artificial intelligence research) **and simple to use**...we filled this gap making it our mission...supporting "underdogs".


The more users use and input their posts
Remove PII Data
The better the AI becomes
The better recommendations all SMBs receive
Rinse and repeat

A rising tide lifts all boats


Giving hope to SMBs

Why Now? What's the Issue with Current Marketing Platforms? 🤔

Low End Solutions are Linearly Designed and Lack Data Science to Help Small

<u>Businesses</u> Compete Against their Competitors with Unlimited Marketing Resources / Budgets...


Clunky /Data Starved but Affordable
What do you want to share?
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Clunky /Data Rich and Unaffordable + No True AI
Dashboard
Configuration
Help
Welcome, Demo Account

High End Solutions are Linearly Designed and Show Data with Very Little Science

to Help Small Businesses Compete Against their Competitors with Unlimited Marketing Resources / Budgets...Plus, Typical Solutions Cost $50,000 - $500,000 a year!

HelloWoofy.com, a leading Solution that's Affordable, Smart and Simple to Use 👍



The solution
Smart Writing Anywhere
Blogs/ Content Marketing
Social Media Marketing
Smart Speaker Marketing



Translate Your Copywriting into any Language
Create New Post
English
Spanish
Social media is a great marketing tool
https://www.socialmediaexaminer.com/organic-social-content-marketing...
See Quotes and Hashtags from any Article URL
Autocomplete Social Posts Saving You Time
Soon: SEO Optimized Blog Posts Too!
Emojis May Drive Significant Uplifts in Engagement (A.I. Recommended)
#SocialMedia
#Technology
#Instagram
#SocialMediaManager
#YoutubeVideos
#DigitalMarketing
#SocialMediaMarketing
#Facebook
See Royalty Free Graphics Based on Your Social Media Post and Suggested Hashtags
Use Your Favorite Graphic Editors to Create Works of Art!
designbold
Google Play
App Store
chrome

The biggest issue with creating the perfect social media or blog post is knowing which words to use, which phrases to include and in many cases, which hashtags and emojis to use.



Nearly 1M social media and blog posts generated

Schedule Blog Posts to Your Blog!









5 Quick Tech Hacks for SMBs
Guest Posts
Have you ever been in a position where you wanted to use technology quickly but the solution was...
Draft
Top 5 Tips for Marketeers
HelloWoofy Blog
One of the most important aspects of a good marketing strategy is one that includes an online component such as social media marketing.
Draft
How We Built HelloWoofy.com
Personal Blog Posts
This is the story of how we built our humble little startup into a huge success and generated $132,000 in Revenue in 6 Months
Draft

WordData/EmojiData API

Real Time Use of Emojis Across Globe



I love dogs
Copy to Clipboard
I love dogs?
I love dogs? yes
#dogs
#ff
yes
#organic



#instagram
dogs
#followme
Increase your brands digital awareness



emojidata
Your API Consumption
Total: 19463970
NEARLY 20,000,000 API Calls (and growing)
RealTime Emoji Tracker
Last 365 days

Combined, Google, Amazon and Microsoft provided over $250,000 in credits for Tech Expansion and Data Science Research













Leading software for smart marketing

hellowoofy.com

amazon web services

Azure

stripe

Google Cloud

It would be so much easier for a small business owner on a limited shoe string marketing budget to have the ability to perfect these points and more. Well, with over 150 million data points, HelloWoofy's backend is able to decipher and suggest the perfect combination formulating the perfect post every time. Now, every small business owner can compete against budgets that have unlimited marketing resources...just as easily!

Use HelloWoofy for:

1. Crafting engaging social media posts

2. Writing creative blog posts like a journalist (with automated citations coming soon)

3. Smart writing anywhere (using the Google Chrome HelloWoofy extension)

4. Smart speaker marketing (Laying the "rails for the railroad marketing commerce of tomorrow" to reach quarantined customers at home)

Reach Customers in Home via Amazon Alexa Skills Automatically Created for SMBs with No Coding Required 🔊

Working alongside senior executives at Amazon Alexa division, HelloWoofy created a scalable in home broadcasting solution for small business owners at the price of a cup of coffee. As simple as creating a Facebook post, small business owners can create an audio, video or text to audio post and broadcast to their customers within their homes (with opt in from the customer or end user) content that is engaging, unique and grabs attention immediately. 📈

Reach Quarantined Customers



Schedule text, audio or video posts directly to your customer's smart speakers …plus share links to drive traffic!

Fully Integrated with Leading Co-Creating Partner, Hootsuite (Over 18M Social Media Professionals Reach) 📊


Fully Integrated with Hootsuite


Hootsuite
helloWoofy
HelloWoofy.com
Autocomplete Social Posts Saving You Time
Emojis Drive Significant Uplifts in Engagement
See Quotes and Hashtags from any Article URL
Use Your Favorite Graphic Editors to Create Works of Art!


When scheduling content, simply pick the right social media account connected via your HootSuite account to post via Hootsuite
@Arjun Rai
Page @Woofy
ADD SOCIAL ACCOUNT TO THIS CALENDAR
Arjun Rai
@Arjun Rai
Page @Woofy

In the spirit of co-creation, HelloWoofy reached out to the executive team at Hootsuite, one of the largest and highly respected players in our industry, to provide a data science driven solution to existing 18M+ customers at an extremely affordable price. As a result, the co-creation efforts has brought affordable intelligent technology to thousands of SMBs globally. HelloWoofy generates, stores, schedules and does so much more on its own in addition as a "layer" or "add on" for 18M+ Hootsuite customers.

Leading Customer Group and Networking Calls for Direct Feedback

Client Networking Calls



LIVE
Every Friday 12 pm EST Client Networking Calls
zoom

Vibrant Facebook Community



Just purchased my subscription and I'm SO excited to be in this group and learn what HelloWoofy can do for my business. I'm also so impressed with the ability to chat with Arjun Rai in this group whenever issues arise. It really feels like a community! Hello everyone!
Content Masters
A Community for Online Entrepreneurs
Content Masters by HelloWoofy.com
Hello_

Our Customer Base Grew By:





OMG!
21,900%
Super vibrant interface

*Any marketer's best friend. [...] **HelloWoofy has great potential** [...] First and foremost the **support by its founder Arjun** who jumped on a conf call to help me out with a minor issue which was **solved even before our call**. I don't normally write product reviews, but I am doing an excep- tion for this one*



Has got everything I WANT...
super recommended
Use AI in social media marketing [...]. Its AI features are pretty fun to play with and it does save you time when it comes to creating posts for your social media.





Compete against unlimited marketing budgets, for the price of a cup of coffee





"YOUR SYSTEM IS REALLY AWESOME TO BE HONEST. [...] HAVE BEEN VERY IMPRESSED. CAN'T WAIT TO SEE FUTURE UPDATES." - BRIAN B.
"THIS IS HOW DIGITAL MARKETING SHOULD BE DONE AND SUPPORT CHANNELS." - LANE K.
"AWESOME CUSTOMER SERVICE! THANKS!" - ROBYN F.
"[...] IMPRESSED WITH THE ABILITY TO CHAT WITH ARJUN RAI IN THIS GROUP WHENEVER [...] IT REALLY FEELS LIKE A COMMUNITY!" - ALEXIS R.















Backed by Experts and Investors

Investors and Advisors
DRAPER ASSOCIATES
QUAKE NEW YORK CITY
1517
Bonnie Halper
Editor in Chief, StartupOneStop.com
Advisor
Content/Communications/Human Resources
Steve Hayden
Former Vice Chairman and CCO, Ogilvy Worldwide
Investor
Marketing/Branding/Biz Dev
Jodie Green
Founder, Little Dragon Digital
Advisor and Investor
Strategy/PR/Marketing
Tim Draper
Founder, Draper Associates
Strategic Partnerships, Media and Press
Roger Marion
Founder, Marion and Allen
Legal Counsel
Legal/Finance/Investor Relations
Beier Cai
Founding Lead Engineer, Hootsuite
Founder, Commit
Advisor
Engineering/Data Science
Michael Donnelly
Managing Director, Lighthouse Labs LLC.,
Partnerships, Agency Relations and Marketing
Scott Kallick
Business Coach
Strategy, Culture and HR
Glenn Argenbright
General Partner, Quake Capital
Human Resources
Danielle and Michael
1517 Fund (Scout Venture for Peter Thiel)
Strategy and Culture
Troy Sandidge
Social Media Executive
Partnerships, Media, Product















































Recognized in Top Publications

Nasdaq

MARKET ACTIVITY NEWS + INSIGHTS SOLUTIONS ABOUT

Invest in Hellowoofy.com as a Play on AI Social Media Programing

PUBLISHED JUL 20, 2020 8:40AM EDT

InvestorPlace - Stock Market News, Stock Advice & Trading Tips

HelloWoofy.com operates the Woofy platform, which helps better manage social media experiences. The company also has launched a crowdfunding campaign on Republic. The minimum to invest in HelloWoofy.com is $100.

Source: Shutterstock

The founder and CEO Arjun Rai launched the business in late
HelloWoofy.com from his experiences with other startups that

They did not have the budgets for a top agency or in-house st
usually ad hoc and subject to failure.

MARTECH

ADS MARKETING CONTENT SALES ANALYTICS MGMT RESOURCES MORE EVENTS

Martech: Social

This start-up is using AI to suggest emojis, social content for SMBs

HelloWoofy wants to streamline social for small business.

Ginny Marvin on June 19, 2020 at 9:12 am

There is no shortage of options for social media management tools; there are more than 300 listed on the marketing technology landscape. And HelloWoofy isn't on it yet, but the start-up is aiming to bring the assistance of automation to social content creation for small businesses. The company announced a new integration with social media management platform Hootsuite Friday.

Hootsuite integration. As with any martech solution, integrations are key to user growth and retention. HelloWoofy has scheduling features, too, but it doesn't have the massive user base of Hootsuite. Rather than compete with Hootsuite, the integration enables HelloWoofy to sit on top of the veteran management platform, which connects with more than 20 social networks and has some 18 million users.

MEET
THE DRAPERS
BRAND ACCELERATOR
SEASON 3
DRAPER
ASSOCIATES
Billionaire VC Tim Draper
Invests Total
$130,000 in helloWoofy™

2nd place for MEET THE DRAPERS TV show

MEET
THE DRAPERS
SEASON 3
BRAND ACCELERATOR

Startup Competition



▸ Won **First Round / Semi Finalist** on **"Meet the Drapers" TV Show** (Hosted by Billionaire Investor Tim Draper of DFJ Ventures / Draper Associates)

▸ Won **5th Place at Draper University Final Pitches** (Competed Against 150+ Startup Founders) and Graduated Draper University Headed by Billionaire Tim Draper

▸ **Participated in Founder University** by World Renowned Angel Investor, **Jason Calacanis**

▸ Won **1st place** at **"Pitch Night NYC"**

▸ Won **1st place** at **"Entre Startup Competition"** at Microsoft NYC HQ



HelloWoofy

HelloWoofy, the software platform that uses AI and data science to make social media marketing easy, has been on the Network for about two months now. So far, they've raised an impressive $324,212.

Since our last update, HelloWoofy was featured on Sony Entertainment Television's show, *Meet the Drapers*. It's a reality show where entrepreneurs pitch their companies to Tim Draper and his father, Bill.

HelloWoofy's founder and CEO, Arjun Rai, is excited to report that his startup won the first round of the show and is now in first place based on the overall raise total of any contestant [...] It'll be interesting to see what they do next.

[...]

We'll talk soon.

Until next time,

Neil Patel

Neil Patel

Categorically New...We Grew Fast



HelloWoofy in 2020 raised over
$550,000
in Equity Crowdfunding!!!





Over 100,000 lines of code!

2x Patents + 4x Trademarks Filed

Over $200,000 in revenue in under 1 year








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